UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

Amendment No. 1

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 14, 2016

QLT Inc.

(Exact Name of Registrant as specified in its charter)

British Columbia, Canada	000-17082	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

887 Great Northern Way, Suite 250, Vancouver, B.C.

Canada, V5T 4T5

(Address of principal executive offices)

Registrant’s telephone number, including area code: (604) 707-7000

Not Applicable

(Registrant’s name or former address, if change since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒           Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐             Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐             Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐             Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01                   Other Events

This Amendment to QLT Inc.’s (the “Company”) Current Report on Form 8-K filed on June 16, 2016, is being filed pursuant to Instruction 1 to Item 1.01 to amend and restate the disclosure relating to the Aegerion Voting Agreements contained in the original filing:

Broadfin and Sarissa, each a stockholder of Aegerion (the “Specified Aegerion Stockholders”) have entered into voting agreements with the Company (the “Broadfin Voting Agreement” and the “Sarissa Voting Agreement”, respectively, and together, the “Aegerion Voting Agreements”) concurrently with the execution of the Merger Agreement, providing that the Specified Aegerion Stockholders, upon the terms and subject to the conditions set forth therein, (i) will vote their Aegerion common shares in favor of the Merger and the other transactions contemplated in the Merger Agreement and (ii) will not sell or otherwise transfer their shares prior to consummation of the Merger.

Copies of the Broadfin Voting Agreement and the Sarissa Voting Agreement are attached hereto as Exhibits 10.5 and 10.6, respectively, and are incorporated herein by reference. The foregoing descriptions of the Aegerion Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Aegerion Voting Agreements.

The remainder of the information contained in the original filing remains unchanged.

Item 9.01                   Financial Statements and Exhibits

(d)              Exhibits

Exhibit No.	Exhibit

10.5	Voting Agreement, dated as of June 14, 2016, by and between QLT Inc. and Broadfin Healthcare Master Fund, Ltd.
10.6

Voting Agreement, dated as of June 14, 2016, by and between QLT Inc., Sarissa Capital Domestic Fund LP and Sarissa Capital Offshore Master Fund LP (incorporate by reference to Exhibit 10.6 of QLT Inc.’s Current Report on Form 8-K filed with the SEC on June 16, 2016).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

QLT INC.

By:	/s/ Glen Ibbott
Name:	Glen Ibbott
Title:	Chief Financial Officer

Date: June 17, 2016